Exhibit 99.1



















                             Financial Statements of
                          FFP Operating Partners, L.P.
                    a 99%-owned subsidiary of the Registrant

                          INDEPENDENT AUDITORS' REPORT



THE PARTNERS
FFP OPERATING PARTNERS, L.P.:

                  We have audited the accompanying balance sheets of FFP Operating Partners, L.P. (a Delaware limited partnership) as of December 31, 1995 and December 25, 1994, and the related income statements, statements of partners' capital and statements of cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FFP Operating Partners, L.P. as of December 31, 1995 and December 25, 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.




                                              KPMG PEAT MARWICK LLP


Fort Worth, Texas
March 5, 1996, except for
     the third and fourth paragraphs of
     Note 5, which are as of March 29, 1996

                          FFP OPERATING PARTNERS, L.P.
                                 BALANCE SHEETS
                    DECEMBER 31, 1995, AND DECEMBER 25, 1994
                                 (In thousands)


                                                   1995            1994

                                ASSETS

Current Assets

   Cash and cash equivalents                      $7,147          $10,413

   Trade receivables, less allowance
      for doubtful accounts
      of $996 and $868 in 1995 and 1994,
      respectively                                 7,828            6,650

   Notes receivable                                  453              452

   Receivables from affiliated companies           7,275            3,812

   Inventories                                    10,827           11,010

   Prepaid expenses and other current assets         615              667

      Total current assets                        34,145           33,004

Property and equipment, net                       31,806           29,859

Noncurrent notes receivable,
   excluding current portion                       1,156            1,099

Claims for reimbursement of
   environmental remediation costs                 1,255            1,490

Other assets, net                                  4,421            2,910

      Total Assets                               $72,783          $68,362



                        LIABILITIES AND PARTNERS' CAPITAL

Current Liabilities

   Amount due under revolving credit line         $4,003               $0

   Current installments of long-term debt          1,028            2,131

   Current installments of obligations
      under capital leases                           884              552

   Accounts payable                               12,484           12,528

   Money orders payable                            5,912            4,254

   Accrued expenses                                9,502           11,804

   Payable to affiliate                              516              177

      Total current liabilities                   34,329           31,446

Long-term debt, excluding current installments     6,157            8,634

Obligations under capital leases, excluding
   current installments                              943              893

Other liabilities                                    322              243

      Total Liabilities                           41,751           41,216

Commitments and contingencies

Partners' Capital

    Limited partners' equity                      30,987           27,140

    General partner's equity                         314              275

    Treasury units                                  (269)            (269)

      Total Partners' Capital                     31,032           27,146

      Total Liabilities and Partners' Capital    $72,783          $68,362



                 See accompanying notes to financial statements.

                          FFP OPERATING PARTNERS, L.P.
                                INCOME STATEMENTS
     YEARS ENDED DECEMBER 31, 1995, DECEMBER 25, 1994, AND DECEMBER 26, 1993
                     (In thousands, except unit information)



                                 1995               1994                1993

Revenues

   Motor fuel                   $282,785           $268,310           $246,013

   Merchandise                    64,561             72,827             74,921

   Miscellaneous                   6,470              6,192              4,620

      Total Revenues             353,816            347,329            325,554

Costs and Expenses

   Cost of motor fuel            260,800            246,370            224,366

   Cost of merchandise            45,542             52,658             54,601

   Direct store expenses          27,703             28,844             27,937

   General and administrative
      expenses                    11,029             10,266             10,331

   Depreciation and amortization   3,680              4,235              5,592

      Total Costs and Expenses   348,754            342,373            322,827


Operating Income                   5,062              4,956              2,727

   Interest Expense                1,176              1,173              1,556


Income before extraordinary item   3,886              3,783              1,171

   Extraordinary item - gain on
      extinguishment of debt           0                200                  0

Net Income                        $3,886             $3,983             $1,171


Net income allocated to

   Limited partners               $3,847             $3,943             $1,159

   General partner                    39                 40                 12






                 See accompanying notes to financial statements.

                          FFP OPERATING PARTNERS, L.P.
                      STATEMENTS OF PARTNERS' CAPITAL
     YEARS ENDED DECEMBER 31, 1995, DECEMBER 25, 1994, AND DECEMBER 26, 1993
                     (In thousands, except unit information)



                              Limited      General      Treasury
                              Partner      Partner       Units        Total



Balance, December 27, 1992    22,038        $223         $(269)       $21,992

Net income                     1,159          12             0          1,171

Balance, December 26, 1993    23,197         235          (269)        23,163


Net income                     3,943          40             0          3,983

Balance, December 25, 1994    27,140         275          (269)        27,146


Net income                     3,847          39             0          3,886

Balance, December 31, 1995   $30,987        $314         $(269)       $31,032



                 See accompanying notes to financial statements.

                          FFP OPERATING PARTNERS, L.P.
                            STATEMENTS OF CASH FLOWS
     YEARS ENDED DECEMBER 31, 1995, AND DECEMBER 25, 1994, DECEMBER 26, 1993
                 (In thousands, except supplemental information)


                                       1995             1994             1993

Cash Flows from Operating Activities

   Net income                         $3,886           $3,983           $1,171

   Adjustments to reconcile net
   income to net cash provided
   by operating activities

      Depreciation and amortization    3,680            4,235            5,592

      Provision for doubtful accounts    451              731              460

      (Gain)/loss on sales of property
       and equipment                    (110)             (62)             281

      (Gain) on extinguishment of debt     0             (200)               0

      (Gain) on sales of convenience
        store operations                (791)            (829)               0

   Changes in operating assets
   and liabilities

      (Increase) in trade receivables (1,629)          (1,081)          (1,826)

      (Increase)/decrease in
         notes receivable                733               80             (195)

      (Increase) in receivables from
          affiliated companies          (259)            (264)            (472)

      (Increase)/decrease in
         inventories                     183            2,521             (882)

      Decrease in prepaid expenses and
          other current assets            52               96              135

      (Increase)/decrease in claims
       for reimbursement of environmental
       remediation costs                 314              192              (52)

      Increase/(decrease) in
      accounts payable                   (44)             618              666

      Increase in money orders payable 1,658              859              486

      Increase/(decrease) in accrued
      expenses                        (2,302)             (86)           2,234

Net cash provided by operating
activities                             5,822           10,793            7,598



Cash Flows from Investing Activities

   Purchases of property
   and equipment                      (4,759)          (3,752)          (3,310)

   Proceeds from sales of property
   and equipment                         169               44              280

   (Increase) in receivables from
   affiliated companies               (3,204)          (1,337)               0

   Investments in joint ventures
   and other entities                 (1,350)                0               0

   (Increase) in other assets           (490)            (713)            (155)

Net cash (used in) investing
activities                            (9,634)          (5,758)          (3,185)


Cash Flows from Financing Activities

   Borrowings/(payments) on revolving

        credit line, net                4,003          (7,116)               0

   Proceeds from long-term debt             0           12,161              826

   Payments on long-term debt          (4,178)         (13,576)          (3,425)

   Borrowings under capital
   lease obligations                    1,076            1,560               0

   Payments on capital lease
   obligations                           (694)            (115)              0

   Advances from/(repayments to)
   affiliates, net                        339               74            (583)

Net cash provided by/(used in)
financing activities                      546          (7,012)           (3,182)



Net increase/(decrease) in cash
 and cash equivalents                  (3,266)         (1,977)            1,231

Cash and cash equivalents at
 beginning of year                     10,413           12,390           11,159

Cash and cash equivalents at
end of year                            $7,147          $10,413          $12,390


Supplemental Disclosure of Cash Flow Information

                  Cash paid for interest during 1995, 1994, and 1993 was $1,394,000, $1,283,000, and $1,603,000, respectively.

Supplemental Schedule of Noncash Investing and Financing Activities

                  During 1995, the Company acquired fixed assets of $598,000 in exchange for notes payable.

                  During 1994, the Company acquired property valued at $215,000 and a note receivable of $120,000 through settlement of a lawsuit.





                 See accompanying notes to financial statements.

                          FFP OPERATING PARTNERS, L.P.
                          NOTES TO FINANCIAL STATEMENTS
           DECEMBER 31, 1995, DECEMBER 25, 1994, AND DECEMBER 26, 1993


1.       Basis of Presentation

(a) Organization of Company

                  FFP Operating Partners, L.P. ("FFPOP" or the "Company"), is a 99%-owned subsidiary of FFP Partners, L.P. ("FFPLP"), a publicly-traded limited partnership. FFPOP was formed in December 1986 in connection with the acquisition of the convenience store, truck stop, and other retail motor fuel businesses of certain companies affiliated with FFP Partners Management Company, Inc. ("FFPMC" or the "General Partner"), the general partner of both FFPOP and FFPLP.

(b) Reclassifications

                  Certain amounts previously reported in the 1994 and 1993 financial statements have been reclassified to conform to the 1995 presentation.


2.       Significant Accounting Policies

(a) Fiscal Years

                  The Company prepares its financial statements and reports its results of operations on the basis of a fiscal year which ends on the last Sunday of December. Accordingly, the fiscal year ended December 31, 1995, consisted of 53 weeks and the fiscal years ended December 25, 1994, and December 26, 1993, consisted of 52 weeks; certain other previous fiscal years consisted of 53 weeks. Year end data in these notes is as of the respective dates above.

(b) Cash Equivalents

                  The Company considers all highly liquid investments with maturities at date of purchase of three months or less to be cash equivalents.

(c)  Notes Receivable

                  Notes receivable are recorded at the amount owed, less a related allowance for impairment. The provisions of the Financial Accounting Standard Board's ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," have been applied in the evaluation of the collectibility of notes receivable. At year end 1995 and 1994, no notes receivable were determined to be impaired.

(d) Inventories

                  Inventories consist of retail convenience store merchandise and motor fuel products. Merchandise inventories are stated at the lower of cost or market as determined by the retail method. Motor fuel inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) inventory method.

                  The Company has selected a single company as the primary grocery and merchandise supplier to its convenience stores and truck stops although certain items, such as bakery goods, dairy products, soft drinks, beer, and other perishable products, are generally purchased from local vendors and/or wholesale route salespeople. The Company believes it could replace any of its merchandise suppliers, including its primary grocery and merchandise supplier, with no significant adverse effect on its operations.

                  The Company does not have long-term contracts with any suppliers of petroleum products covering more than 10% of its motor fuel supply. Unanticipated national or international events could result in a curtailment of motor fuel supplies to the Company, thereby adversely affecting motor fuel sales. In addition, management believes a significant portion of its merchandise sales are to customers who also purchase motor fuel. Accordingly, reduced availability of motor fuel could negatively impact other facets of the Company's operations.

(e) Property and Equipment

                  Property and equipment are stated at cost. Equipment acquired under capital leases is stated at the present value of the initial minimum lease payments, which is not in excess of the fair value of the equipment. Depreciation and amortization of property and equipment are provided on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or the estimated useful lives of the respective assets.

(f)  Investments

                  Investments in joint ventures and other entities that are 50% or less owned are accounted for by the equity method and are included in other assets, net, in the accompanying balance sheets.

(g) Intangible Assets

                  In connection with the allocation of the purchase price of the assets acquired in 1987 upon the commencement of the Company's operations, $6,192,000 was allocated to contracts under which the Company supplies motor fuel to various retail outlets and $1,093,000 was allocated as the future benefit of real estate leased from affiliates of the General Partner. The fuel contracts were amortized using the straight-line method over 6.3 years, the average life of such contracts at the time they were acquired. The value assigned to these contracts became fully amortized during 1993. The future benefit of the leases is being amortized using the straight-line method over 20 years, the initial term and option periods, of such leases.

                  Goodwill of $2,020,000 is being amortized using the straight-line method over 20 years. The Company assesses the recoverability of goodwill by determining whether the amortization of the balance over the remaining amortization period can be recovered through undiscounted future operating cash flows of the acquired operations. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill would be impacted if anticipated future operating cash flows are not achieved.

(h) Sales of Convenience Store Operations

                  The Company sold the merchandise operations and related inventories of 10 and 15 convenience store locations to various third parties for approximately $900,000 and $1,834,000 in 1995 and 1994, respectively. Under these sales, the Company retained the real estate or leasehold interests, and leases or subleases the store facilities (including the store equipment) to the purchaser under five-year renewable operating lease agreements. The Company retains ownership of the motor fuel operations and pays the purchaser of the store commissions based on motor fuel sales. In addition, the new store operators may purchase merchandise under the Company's established buying arrangements for which the Company receives a commission.

                  The proceeds from the sales in 1995 consisted of cash of $357,000 and notes receivable of $543,000 and in 1994 consisted of cash of $778,000 and notes receivable of $1,056,000. The notes receivable generally are for terms of five years, require monthly payments of principal and interest, and bear interest at rates ranging from 8% to 10%. Gains on sales which meet specified criteria, including receipt of a significant cash down payment and projected cash flow from store operations sufficient to adequately service the debt, are recognized upon closing of the sale. Gains on sales which do not meet the specified criteria are recognized under the installment method as cash payments are received. Gains being recognized under the installment method are evaluated periodically to determine if full recognition of the gain is appropriate. During 1995 and 1994, the Company recognized gains of $791,000 and $829,000, respectively (included in miscellaneous revenues in the accompanying income statements), and deferred gains of $200,000 and $400,000, respectively (included in accrued expenses in the accompanying balance sheets).

(i) Environmental Costs

                  Environmental remediation costs are expensed; related environmental expenditures that extend the life, increase the capacity, or improve the safety or efficiency of existing assets are capitalized. Liabilities for environmental remediation costs are recorded when environmental assessment and/or remediation is probable and the amounts can be reasonably estimated. Environmental liabilities are evaluated independently from potential claims for recovery. Accordingly, the gross estimated liabilities and estimated claims for reimbursement have been presented separately in the accompanying balance sheets (see Note 11b).

(j) Motor Fuel Taxes

                  Motor fuel revenues and related cost of motor fuel include federal and state excise taxes of $98,519,000, $100,554,000, and $82,890,000, for 1995, 1994, and 1993, respectively.

(k) Exchanges

                  The exchange method of accounting is utilized for motor fuel exchange transactions. Under this method, such transactions are considered as exchanges of assets with deliveries being offset against receipts, or vice versa. Exchange balances due from others are valued at current replacement costs. Exchange balances due to others are valued at the cost of forward contracts (Note 9) to the extent they have been entered into, with any remaining balance valued at current replacement cost. Exchange balances due to others at year end 1995 and 1994 totaled $-0- and $123,000, respectively.

(l) Income Taxes

                  Taxable income or loss of the Company is includable in the income tax returns of the individual partners; therefore, no provision for income taxes has been made in the accompanying financial statements.

                  The Company's parent is a publicly-traded partnership that under the Revenue Act of 1987 ("Revenue Act") will be treated as a corporation for tax purposes. Due to a transitional rule, this provision of the Revenue Act will not be applied to the Company's parent until the earlier of (i) its tax years beginning after 1997 or (ii) its addition of a "substantial new line of business" as defined by the Revenue Act. Legislation has been introduced into Congress which would extend for a two year period the partnership tax status of the Company's parent. However, no action has yet been taken on this legislation. The General Partner continues to evaluate the Company's alternatives with respect to its tax status.

                  The Company's parent accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to existing differences between financial statement carrying amounts of assets and liabilities and their respective tax bases that are expected to reverse after 1997. Deferred tax liabilities and assets are measured using enacted tax rates expected to be in effect when such amounts are realized or settled. The effect of a change in tax rates is recognized in income in the period that includes the enactment date. The Company's parent has not currently allocated the effect of applying the asset and liability method among its subsidiaries; however, it could elect to do so in the future.

(m)  Fair Value of Financial Instruments

                  The carrying amounts of cash, receivables, amounts due under revolving credit line, and money orders payable approximate fair value because of the short maturity of those instruments. The carrying amount of notes receivable approximates fair value which is determined by discounting expected future cash flows at current rates.

                  The carrying amount of long-term debt approximates fair value due to the variable interest rate on substantially all such obligations.

(n) Allocation of Net Income and Loss and Cash Distributions to Partners

                  The Partnership Agreement provides that net income or loss and cash distributions are to be allocated 99% to the limited partner and 1% to the General Partner. Cash distributions represent a return of capital to the partners.

(o) Employee Benefit Plan

                  Effective January 1, 1994, the Company adopted a 401(k) profit sharing plan covering all employees who meet age and tenure requirements. Participants may contribute to the plan a portion, within specified limits, of their compensation under a salary reduction arrangement. The Company may make discretionary matching or additional contributions to the plan. The Company did not make any contributions to the plan in 1995 or 1994.

(p)  Use of Estimates

                  The use of estimates is required to prepare the Company's financial statements in conformity with generally accepted accounting principles. Although management believes that such estimates are reasonable, actual results could differ from the estimates.

(q)  New Accounting Standards

                  In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 121 requires that long-lived assets and certain intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management is currently unable to reasonably estimate whether the adoption of SFAS 121 in 1996 will have a material effect on the Company's financial position or results of operations.


3.       Property and Equipment

                  Property and equipment consists of the following:

                                                      1995              1994

                                                          (In thousands)

Land                                                  $4,319           $3,853

Land improvements                                      2,627            2,582

Buildings and improvements                            24,263           22,488

Machinery and equipment                               31,195           28,415

                                                      62,404           57,338

Accumulated depreciation and amortization            (30,598)         (27,479)

                                                     $31,806          $29,859



4.       Other Assets

                Other assets consist of the following:
                                                      1995             1994
                                                          (In thousands)

Intangible Assets (Note 2g)

   Ground leases                                     $1,093           $1,093

   Goodwill                                           2,020            1,932

   Other                                              1,409            1,031

                                                      4,522            4,056

      Accumulated amortization                       (1,795)          (1,467)

                                                      2,727            2,589

Investments in joint ventures and other entities      1,350                0

Other                                                   344              321

                                                     $4,421           $2,910


                  In December 1995, the Company invested $1,200,000 for a 50% interest in a joint venture formed to acquire certain loans that are secured by convenience stores located in areas where the Company currently has operations. These loans will be liquidated through collection or through acquisition of the stores by the Company through foreclosure.


5.       Notes Payable and Long-Term Debt

                  The Company has a Credit Agreement with a bank that provides a $10,000,000 revolving credit line for working capital purposes with sublimits of $8,000,000 for cash advances and $3,000,000 for letters of credit. The revolving credit line bears interest at the bank's prime rate (8.5% at year end 1995) and matures on April 30, 1997. The Credit Agreement requires that the cash balance outstanding under the revolving credit line be repaid for seven consecutive calendar days in each quarter beginning July 1, 1996. At year end 1995, there was $4,003,000 due on the revolving credit line and there were outstanding letters of credit totaling $625,000.

                  The Credit Agreement also provides a term loan, which had a balance at year end 1995 of $6,563,000. This loan bears interest at the bank's prime rate, requires quarterly payments of $312,500, plus interest, and matures on March 31, 2001.

                  On March 29, 1996, the bank and Company amended the Credit Agreement principally to provide an additional term loan of $1,000,000 to be used by the Company to finance the acquisition and renovation of a fuel terminal and processing plant that was purchased by an affiliate of the Company. This loan bears interest at the bank's prime rate, is due in quarterly installments of $50,000 beginning June 30, 1996, and matures on March 31, 2001.

                  All loans are secured by the Company's accounts receivable and inventory. In addition the Company has provided a negative pledge of all its fixed assets and real property and the bank has the right to require a positive pledge of such assets at any time. The loans are guaranteed by the General Partner and its subsidiary. The Credit Agreement also contains various restrictive covenants including restrictions on borrowing from persons other than the bank, making investments in, advances to, or guaranteeing the obligations of other persons, maintaining specified levels of equity, and the maintenance of certain financial ratios which have the effect of limiting capital expenditures and cash distributions by the Company's parent. At year end 1995, the Company was not in compliance with certain financial ratios. In connection with the March 29, 1996, amendment of the Credit Agreement, discussed above, the bank has waived compliance, to a limited extent, with these ratios until the Company's second 1996 fiscal quarter at which time the Company believes it will be in compliance.

                  The Company has other notes payable which bear interest at 6% to 10% and are due in monthly or annual installments through 2012. Such notes are unsecured or secured by receivables or land and had aggregate balances of $622,000 and $265,000 at year end 1995 and 1994, respectively.

                  The aggregate fixed maturities of long-term debt for each of the five years subsequent to 1995 are as follows:


                                            (In thousands)

              1996                               $1,028

              1997                                1,346

              1998                                1,296

              1999                                1,410

              2000                                1,289

              Thereafter                            816

                                                 $7,185


                  In February 1994, the Company refinanced its then existing bank debt. In connection with this refinancing, the Company received a discount of $200,000 for the early retirement of the existing debt. This discount is reflected as an extraordinary item in the accompanying 1994 income statement.

6. Capital Leases

                  The Company is obligated under noncancelable capital leases beginning to expire in 1997. The gross amount of the assets covered by these capital leases that are included in property and equipment in the accompanying balance sheets is as follows:


                                                       1995              1994
                                                            (In thousands)

Machinery and equipment                               $2,636           $1,560

Accumulated amortization                                (425)             (19)

                                                      $2,211           $1,541


                  The amortization of assets held under capital leases is included in depreciation and amortization expense in the accompanying income statements. Future minimum lease payments under the noncancelable capital leases for years subsequent to 1995 are:


                                                             (In thousands)

 1996                                                            $1,079

 1997                                                               891

 1998                                                               121

 Total minimum lease payments                                     2,091

    Amount representing interest                                   (264)

 Present value of future minimum lease payment                    1,827

    Current installments                                           (884)

 Obligations under capital leases, excluding current installments  $943



7.  Operating Leases

                  The Company has noncancelable, long-term operating leases on certain locations, a significant portion of which are with related parties. Certain of the leases have contingent rentals based on sales levels of the locations and/or have escalation clauses tied to the consumer price index. Minimum future rental payments (including bargain renewal periods) and sublease receipts for years after 1995 are as follows:

                              Future Rental Payments
                ----------------------------------------------         Future
                    Related                                           Sublease
                    Parties           Others            Total         Receipts
                                           (In thousands)

 1996               $831              $647           $1,478              $623

 1997                762               521            1,283               533

 1998                712               467            1,179               495

 1999                712               426            1,138               396

 2000                677               383            1,060               113

 Thereafter        2,700             1,624            4,324                 0

                  $6,394            $4,068          $10,462            $2,160



                                    Rent Expense
                     -----------------------------------------
                     Related                                           Sublease
                     Parties           Others             Total         Income
                                              (In thousands)

 1995                $849              $658            $1,507             $843

 1994                 842               832             1,674              592

 1993                 840             1,086             1,926              467



8.       Accrued Expenses

                  Accrued expenses consist of the following:


                                                       1995             1994
                                                           (In thousands)

Motor fuel taxes payable                             $6,376           $7,852

Accrued payroll and related expenses                  1,283            1,182

Accrued environmental remediation costs (Note 11b)      322              260

Other                                                 1,521            2,510

                                                     $9,502          $11,804


9.       Futures and Forward Contracts

                  The Company is party to commodity futures contracts with off-balance sheet risk. Changes in the market value of open futures contracts are recognized as gains or losses in the period of change. These investments involve the risk of dealing with others and their ability to meet the terms of the contracts and the risk associated with unmatched positions and market fluctuations. Contract amounts are often used to express the volume of these transactions, but the amounts potentially subject to risk are much smaller.

                  From time-to-time the Company enters into forward contracts to buy and sell fuel, principally to satisfy balances owed on exchange agreements (Note 2k). These transactions, which together with futures contracts are classified as operating activities for purposes of the statements of cash flows, are included in motor fuel sales and related cost of sales and resulted in net gains as follows:


                                 (In thousands)

       1995                            $87

       1994                          1,069

       1993                            730


                  Open positions under futures and forward contracts were not significant at year end 1995 and 1994.


10.      Related Party Transactions

                  The Company reimburses the General Partner and its affiliates for salaries and related costs of executive officers and others and for expenses incurred by them in connection with the management of the Company. These expenses were $727,000, $733,000, and $737,000 for 1995, 1994, and 1993,
respectively.

                In July 1991, the Company entered into an agreement with an affiliated company whereby the affiliated company sells alcoholic beverages at the Company's stores in Texas. Under Texas law, the Company is not permitted to hold licenses to sell alcoholic beverages in Texas. The agreement provides that the Company will receive rent and a management fee based on the gross receipts from sales of alcoholic beverages at its stores. In July 1992, the agreement was amended to be for a term of five years commencing on the date of amendment. The sales recorded by the affiliated company under this agreement were $9,116,000, $9,180,000, and $8,608,000 in 1995, 1994, and 1993, respectively. The Company received  $1,217,000,  $1,226,000,  and  $1,281,000  in 1995,  1994,  and  1993,
respectively, in rent, management fees, and interest, which are included in miscellaneous revenues in the income statements. After deducting cost of sales and other expenses related to these sales, including the amounts paid to the Company, the affiliated company had earnings of $91,000, $119,000, and $64,000 in 1995, 1994, and 1993, respectively, as a result of holding these alcoholic beverage permits. Under a revolving note executed in connection with this agreement, the Company advances funds to the affiliated company to pay for the purchases of alcoholic beverages. Receipts from the sales of such beverages are credited against the note balance. The revolving note provides for interest at 1/2% above the prime rate charged by a major financial institution.

                  From time to time, the General Partner advances funds to the Company. Under the Partnership Agreement, the General Partner is permitted to charge interest on such advances provided the interest rate does not exceed rates which would be charged by unrelated third parties. Interest expense of $19,000 is included in the results of operations for 1993. There were no advances owing to the General Partner during or at the year ends of 1995 and 1994.

                  From time to time, the Company makes advances to and receives advances from its parent and other subsidiaries of its parent. Such advances do not bear interest and are reflected in receivables from affiliated companies in the accompanying balance sheets.

                  The General Partner is entitled to noncumulative, incentive compensation each year in an amount equal to 10% of the consolidated net income of the Company's parent for such year (prior to the calculation of the incentive compensation), but only if consolidated net income (prior to the calculation of the incentive compensation) equals or exceeds $1.08 per unit of limited partnership interest of the Company's parent and only if the total of the quarterly cash distributions for such year are at least $1.50 per such unit of limited partnership interest. The incentive compensation requirements were not met in 1995, 1994, or 1993.

                  The Company purchases certain goods and services (including office supplies, computer software and consulting services, and fuel supply consulting and procurement services) from related entities. Amounts incurred for these products and services were $421,000, $147,000, and $169,000 for 1995, 1994, and 1993, respectively.

                  As a part of its merchandise sales activities, the Company supplies its private label cigarettes on a wholesale basis to other retailers who do not operate outlets in its trade areas and pays them rebates based on the volume of cigarettes purchased. In 1995, the Company paid $51,000 of such rebates to a company on whose Board one of the Company's executive officers serves. The amount of rebates paid to this company was calculated in the same manner as the rebates paid to non-related companies.

                  In 1980 and 1982, certain companies from which the Company acquired its initial base of retail outlets granted to a third party the right to sell motor fuel at retail for a period of 10 years at self-serve gasoline stations owned or leased by the affiliated companies or their affiliates. All rights to commissions under these agreements and the right to sell motor fuel at wholesale to the third party at such locations were assigned to the Company in May 1987 in connection with the acquisition of its initial base of retail operations. In December 1990, in connection with the expiration or termination of the agreements with the third party, the Company entered into agreements with a company owned and controlled by the Chairman of the General Partner and members of his immediate family, which grant to the Company the exclusive right to sell motor fuel at retail at these locations. The terms of these agreements are comparable to agreements that the Company has with other unrelated parties. The Company paid this affiliated company commissions related to the sale of motor fuel at these locations of $261,000, $222,000, and $186,000 in 1995, 1994, and 1993, respectively.

                  During 1995, the Company purchased four parcels of land, including building and petroleum storage tanks and related dispensing equipment, from a company controlled by the Chairman of the General Partner and members of his immediate family. The Company paid a total of $116,000 for the real estate and related improvements. The Company is operating one of these locations as a convenience store and one as a self-service motor fuel outlet and intends to operate the other two as either convenience stores or self-service motor fuel outlets. The purchase price was determined by reference to similar properties acquired by the Company from unrelated parties.


11.      Commitments and Contingencies

(a) Uninsured Liabilities

                  The Company maintains general liability insurance with limits and deductibles management believes prudent in light of the exposure of the Company to loss and the cost of the insurance.

                  The Company self-insures claims up to $45,000 per year for each individual covered by its employee medical benefit plan for supervisory and administrative employees; claims above $45,000 are covered by a stop-loss insurance policy. The Company also self-insures medical claims for its eligible store employees. However, claims under the plan for store employees are subject to a $1,000,000 lifetime limit per employee and the Company does not maintain stop-loss coverage for these claims. The Company and its covered employees contribute to pay the self-insured claims and stop-loss insurance premiums. Accrued liabilities include amounts management believes adequate to cover the estimated claims arising prior to a year-end, including claims incurred but not yet reported. The Company recorded expense related to these plans of $353,000, $288,000, and $303,000, in 1995, 1994, and 1993, respectively.

                  The Company has elected to discontinue carrying workers' compensation insurance in the State of Texas. However, it has insurance policies, including an annual limit stop-loss policy, which limits the Company's exposure to losses related to claims to provide a safe work environment. Claims under these policies are limited to $250,000 per occurrence and $750,000 annual aggregate payments under the stop-loss policy. In other states, the Company is covered for worker's compensation through incurred loss retrospective policies. Accruals for estimated claims (including claims incurred but not reported) have been recorded at year end 1995 and 1994, including the effects of any retroactive premium adjustments.

(b) Environmental Matters

                  The operations of the Company are subject to a number of federal, state, and local environmental laws and regulations, which govern the storage and sale of motor fuels, including those regulating underground storage tanks. In September 1988, the Environmental Protection Agency ("EPA") issued regulations that require all newly installed underground storage tanks be protected from corrosion, be equipped with devices to prevent spills and overfills, and have a leak detection method that meets certain minimum requirements. The effective commencement date for newly installed tanks was
December 22, 1988. Underground storage tanks in place prior to December 22, 1988, must conform to the new standards by December 1998. The Company has implemented a plan to bring all of its existing underground storage tanks and related equipment into compliance with these laws and regulations and currently estimates the costs to do so will range from $2,800,000 to $3,425,000 over the next three years. The Company anticipates that substantially all these expenditures will be capitalized as additions to property and equipment. Such estimates are based upon current regulations, prior experience, assumptions as to the number of underground storage tanks to be upgraded, and certain other matters. At year end 1995 and 1994, the Company recorded liabilities for future estimated environmental remediation costs related to known leaking underground storage tanks of $643,000 and $503,000, respectively. Of such amounts, $322,000 and $260,000, respectively, were recorded in accrued expenses and the remainder was recorded in other liabilities. Corresponding claims for reimbursement of environmental remediation costs of $643,000 and $503,000 were recorded in 1995 and 1994, respectively, as the Company expects that such costs will be reimbursed by various environmental agencies. In 1995, the Company contracted with a third party to perform site assessments and remediation activities on 35 sites located in Texas that are known or thought to have leaking underground storage tanks. Under the contract, the third party will coordinate with the state regulatory authority the work to be performed and bill the state directly for such work. The Company is liable for the $5,000 per occurrence deductible and for any costs in excess of the $1,000,000 limit provided for by the state environmental trust fund. The Company does not expect that the costs of remediation of any of these 35 sites will exceed the $1,000,000 limit. The assumptions on which the foregoing estimates are based may change and unanticipated events and circumstances may occur which may cause the actual cost of complying with the above requirements to vary significantly from these estimates.

                  During 1995, 1994, and 1993, environmental expenditures were $1,003,000, $934,000, and $340,000, respectively (including capital expenditures of $644,000, $820,000, and $118,000), in complying with environmental laws and regulations.

                  The Company does not maintain insurance covering losses associated with environmental contamination. However, all the states in which the Company owns or operates underground storage tanks have state operated funds which reimburse the Company for certain cleanup costs and liabilities incurred as a result of leaks in underground storage tanks. These funds, which essentially provide insurance coverage for certain environmental liabilities, are funded by taxes on underground storage tanks or on motor fuels purchased within each respective state. The coverages afforded by each state vary but generally provide up to $1,000,000 for the cleanup of environmental contamination and most provide coverage for third-party liability as well. The funds require the Company to pay deductibles ranging from $5,000 to $25,000 per occurrence. The majority of the Company's environmental contamination cleanup activities relate to underground storage tanks located in Texas. Due to an increase in claims throughout the state, the Texas state environmental trust fund has significantly delayed reimbursement payments for certain cleanup costs after September 30, 1992. In 1993, the Texas state fund issued guidelines that, among other things, prioritize the timing of future reimbursements based upon the total number of tanks operated by and the financial net worth of each applicant. The Company has been classified in the category with the lowest priority. Because the state and federal governments have the right, by law, to levy additional fees on fuel purchases, the Company believes these clean up costs will ultimately be reimbursed. However, due to the uncertainty of the timing of the receipt of the reimbursements, the claims for reimbursement of environmental remediation costs, totaling $1,255,000 and $1,490,000 at year end 1995 and 1994, respectively, have been classified as long-term receivables in the accompanying balance sheets,

(c) Other

                  The Company is subject to various claims and litigation arising in the ordinary course of business, particularly personal injury and employment related claims. In the opinion of management, the outcome of such matters will not have a material effect on the financial position or results of operations of the Company.


12.      Treasury Units of Parent

                  During 1990, the Company purchased 13,300 Class A Units and 51,478 Class B Units of limited partnership interest of its parent at a cost of $69,000 and $200,000, respectively. These units are classified as Treasury Units in partners' capital in the accompanying balance sheets.